Mail Stop 4561

      July 13, 2006

Joseph Haskins, Jr.
President and Chief Executive Officer
Harbor Bankshares Corporation
25 West Fayette Street
Baltimore, Maryland 21201


      Re:	Harbor Bankshares Corporation
		Form 10-KSB for the Fiscal Year Ended December 31,
2005
		File No. 000-20990

Dear Mr. Haskins:

   We have limited our review of your filing to the issues we have addressed in our comments. Please be as detailed as necessary in your explanation. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the period ended December 31, 2005


Item 8(a) - Controls and Procedures, page 56

1. We note your disclosure that your chief executive officer and chief financial officer have concluded that the Corporation`s disclosure controls and procedures were "adequate." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please tell us your certifying officers` conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2005 and March 31, 2006. Please revise your disclosures in future filings to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures. Refer to Item 307 of Regulation S-B.

Financial Statements

Consolidated Statements of Cash Flows, page 34

2. We note your disclosure on page 46, that there were $716,000 of loans held for sale at December 31, 2005 and $1,149,000 of loans held for sale at December 31, 2004. We further note that your Statements of Cash Flows reflects loans held for sale activities in the operating section during 2004 but does not disclose the comparative information for 2005. Please tell us why you did not disclose comparative information for 2005.

3. We note your disclosure of cash and cash equivalents in 2004 which excludes deposits in other banks and shows this activity under investing activities. We further note that you present the activity in deposits in other banks under investing activities and again within cash and cash equivalents (through inclusion in the end of year balance) in 2005. Please tell us the reason(s) for these inconsistencies in your cash flow statement presentation.

4. We note a $540,000 difference between your end of year cash and cash equivalents for the period ended December 31, 2004 and your beginning of year cash and cash equivalents for the period ended
December 31, 2005. Please tell us the reason(s) for the difference.


   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing. Please contact Nancy Maloney, Staff Accountant at (202) 551-3427 or me at (202) 551-3474
if you have questions.

   							Sincerely,



Sharon Blume
Reviewing Accountant



Joseph Haskins, Jr.
Harbor Bankshares Corporation
July 13, 2006
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